FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

For the month of March 2003.
Total number of pages: 1 .
NIDEC CORPORATION

(Translation of registrant’s name into English)

10 Tsutsumisoto-cho, Nishikyogoku

Ukyo-ku, Kyoto 615-0854, Japan

        (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
HIROSHI_TORIBA@notes.nidec.co.jp

Released on March 18, 2003 in Kyoto, Japan

Nidec to Establish New Sales Subsidiary in Shanghai, China

Nidec Corporation announces today that it will establish a new sales subsidiary in Shanghai WaiGaoQiao Free Trade Zone, China. The new subsidiary is designed to sell Small Precision Motors manufactured by Nidec Corporation, as the company’s first sales branch based in Chinese mainland.

Purpose of Establishment

The northern and eastern regions of China are anticipated to gain prominence as prospective global production centers for information devices, office automation equipment, audiovisual apparatus, and other consumer electronic appliances. Besides, the market potentials the two regions present today are increasingly appealing.

The decision to place an overseas sales branch in the above-mentioned area signifies Nidec’s intention to offer enhanced services to the customers stationed there and to solidify a firm base highly responsive to market needs.

Outline of Newly Established Subsidiary

(1) Company Name: NIDEC (SHANGHAI) INTERNATIONAL TRADING CO.,   LTD.

(2) Line of business: Purchase and sales of Small Precision Motors and related services

(3) Capital: USD 200,000 (Wholly-owned subsidiary)

(4) Representative: President SEIICHI HATTORI (Director of NIDEC CORPORATION)

(5) Location: Shanghai city WaiGaoQiao Free Trade Zone, People’s Republic of China

(6) Business Commencement: April 1, 2003